SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of August, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A. A Publicly-Held Company CNPJ: 60.643.228/0001-21 NIRE: 35.300.022.807	ARACRUZ CELULOSE S.A. A Publicly-Held Company CNPJ: 42.157.511/0001-61 NIRE: 32.300.025.897

MATERIAL EVENT NOTICE

This notice is not an offer to sell or an offer to buy securities in the United States. Any transactions involving offers of securities referred to in this notice cannot, and will not, be carried out by VCP, Aracruz or any of their respective affiliates absent registration or an exemption from registration.  The stock swap merger is being conducted pursuant to the Brazilian Corporation Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. The stock swap merger is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the stock swap merger, if approved, have not yet been registered with the Securities and Exchange Commission, or the SEC. If the stock swap merger is approved, VCP intends to (1) register the new VCP common shares with the SEC under the U.S. Securities Exchange Act of 1934, as amended, and (2) submit a listing application to the New York Stock Exchange for the new VCP ADSs that, in each case, will be distributed to holders of Aracruz shares and ADSs, respectively, as a result of the stock swap merger.  Neither Aracruz nor VCP or any of their respective affiliates is asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any of their respective affiliates.

After having analyzed the considerations of the Superintendence of Company Relations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”), which were reiterated on the CVM’s website, managements of VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”) and ARACRUZ CELULOSE S.A. (“Aracruz”), pursuant to applicable laws, hereby inform the market that - even though they are firm in their belief that they have complied with all the legal and regulatory requirements to establish the relevant exchange ratio - resolved to adopt the CVM’s recommendations in order to avoid further delays to the stock swap merger of Aracruz with VCP and losses deriving therefrom to the two companies and their many shareholders.

As a result, upon the reopening on August 26, 2009 of the previously suspended Extraordinary General Shareholders’ Meetings, a proposal will be made to the shareholders of VCP and Aracruz to adopt a single stock swap merger ratio for the exchange of the Aracruz common and preferred shares for VCP common shares.  Such stock swap merger ratio shall be 0.1347 VCP common share for each and every Aracruz common or preferred share.  By proceeding on these terms and as acknowledged by the CVM, any alleged benefit of the type referred by the CVM’s Superintendence of Company Relations shall be inapplicable and, accordingly, the provisions of Article 136, paragraph 1, of the Brazilian Corporation Law (Law no. 6,404/76) shall also be inapplicable.

São Paulo, August 24, 2009.

Votorantim Celulose e Papel S.A. Paulo Prignolato Investor Relations Officer	Aracruz Celulose S.A. Marcos Grodetzky Investor Relations Officer